EXHIBIT 6.2

SIBANNAC, INC.

PROMISSORY NOTE

$100,000	December 21, 2021

FOR VALUE RECEIVED, SIBANNAC, INC., a Nevada corporation (the "Borrower"), promises to pay to the order of Santanu Das, whose address is 3962 Humboldt Dr., Huntington Beach, CA 92649 ("Lender"), or his registered assigns, in lawful money of the United States of America the principal sum of One Hundred Thousand Dollars ($100,000), together with interest from the date of this Note on the unpaid principal balance at the Interest Rate (as defined below).

1.       Maturity Date; Payment.

(a)              All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable within Ninety (90) days of the execution of this note on December 21, 2021 (the "Maturity Date").

(b)             All payments shall be made in lawful money of the United States of America at the address of Lender set forth elsewhere herein, or at such other place as Lender hereof may from time to time designate in writing to the Borrower.

(c)              Payments shall be credited first to costs incurred by Lender and properly chargeable to the Borrower under this Note, if any, then to accrued interest due and payable and the remainder applied to principal.

2.       Interest. The Borrower promises to pay to the order of the Lender Thirty-Three Thousand Dollars ($33,000) interest on the principal amount hereof. All interest shall be due and payable at the Maturity Date.

3.       Events of Default. The occurrence (for any reason whatsoever and whether such happening shall be voluntary or involuntary or come about or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) of anyone or more of the following events shall constitute an event of default hereunder (each an "Event of Default"):

(a)             If the Borrower fails to make payment in full of the principal and interest due under this Note on the Maturity Date;

(b)             If the Borrower shall: admit in writing its inability to pay its debts generally as they become due; file a petition in bankruptcy or a petition to take advantage of any insolvency act; make an assignment for the benefit of creditors; consent to the appointment of a receiver of the whole or any substantial part of its property; on a petition in bankruptcy filed against it, be adjudicated as bankrupt; or file a petition or answer seeking reorganization or arrangement under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or any State, district or territory thereof.

Upon the occurrence of any Event of Default, Lender may, so long as such condition exists, declare the entire principal and unpaid accrued interest hereon immediately due and payable, by notice in writing to the Borrower, and exercise any or all remedies available under applicable law, all of which shall be cumulative and not alternative such that the exercise of one or more remedies shall not preclude the concurrent or subsequent exercise of one or more other remedies.

4       Assignment. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Borrower without the prior written consent of Lender. Subject to the restrictions on transfer described in Section 8, this Note may be assigned by Lender.

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5.       Treatment of Note. To the extent permitted by generally accepted accounting principles, the Borrower will treat, account and report the Note as debt and not equity for accounting purposes and with respect to any returns filed with federal, state or local tax authorities.

6.       Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a)upon personal or electronic delivery to the party to be notified, (b) upon the date of confirmed delivery after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the following addresses or at such other address as such party may designate by written notice to the other party hereto:

If to the Borrower, at the following address:

Sibannac, Inc.

Attn: President/CEO

9535 E Doubletree Ranch Road, Ste 120

Scottsdale, AZ 85258

Email:david@snncinc.com

If to Lender, at the following address:

Santanu Das

3962 Humboldt Dr.

Huntington Beach, CA 92649
Email:dasmanin@yahoo.com

7.       Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of California. If any action at law or in equity is necessary to enforce or interpret the terms of this Note, venue shall be exclusively vested in the state or federal courts located in Orange County, State of California. Borrower and Lender each hereby irrevocably and unconditionally submits to the personal jurisdiction of such courts and waives any objections (whether substantive or procedural) based upon lack of personal jurisdiction, improper or inconvenient venue or the like. Borrower and Lender irrevocably waive trial by jury in action or proceeding related to or arising from this Agreement.

8.       Collection. Should it become necessary to collect this Note through an attorney, the Borrower shall pay all costs incurred by or accruing to Lender in making such collection, including reasonable attorneys' fees.

9.       Certain Waivers. The Borrower hereby waives presentment, demand, notice of dishonor, protest, notice of protest and all other demands, protests and notices in connection with the execution, delivery, performance, collection and enforcement of this Note. Subject to the foregoing, no waiver by any Party of any provision of this Note or any default, misrepresentation or breach of covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation or breach of covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation or breach of warranty or covenant.

10.      Severability. In the event that one or more of the provisions of this Note shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

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11.       Interpretation. This Note shall be fairly interpreted in accordance with its terms without any strict construction in favor of or against either party, and ambiguities shall not be interpreted against the drafting party. In interpreting this Note, the word "or" shall not be construed as exclusive, and the word "including" shall not be construed as limiting. The headings herein are for reference only and shall not define or limit the provisions hereof.

12.       Entire Agreement. This Note constitutes the entire understanding of the parties with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same be in writing, dated on or subsequent to the date hereof, and duly approved and executed by the Borrower and Lender, and make specific reference to this Note.

SIBANNAC, INC.,
a Nevada corporation

By: /s/ David Mersky

       David Mersky, President/CEO

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